DAVID M. BOVI, P.A.
David M. Bovi                               The Comeau Building
Counselor At Law                            319 Clematis Street, Suite 700
LL.M. Securities Regulation                 West Palm Beach, FL 33401

Phone (561) 655-0665                        dmbpa@bellsouth.net
Fax   (561) 655-0693



September 28, 2005


U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549

Attn:   Ms. Karen Garnett
        Mr. Owen Pinkerton

VIA:	EDGAR AND FEDERAL EXPRESS

Re:	Request for Acceleration
        IPI Fundraising, Inc.
        Amendment No. 4 to Registration Statement on Form S-4
        SEC File No. 333-122696

Dear Ms. Garnett and Mr. Pinkerton:

	On behalf of IPI Fundraising, Inc., pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, IPI Fundraising, Inc. hereby requests that the effective date of the above-captioned registration statement be accelerated so that the registration statement may become effective at 9:00 A.M. Eastern Standard Time on Monday October 3, 2005, or as soon thereafter as possible.

	IPI Fundraising, Inc. is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above-captioned registration statement.

Sincerely,


/s/David M. Bovi